HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                           September 30, 1996 and 1995



Note 2.  Indeterminable Value of Investments in Affiliated Companies

         Basis for carrying value of these investments is detailed in Note 5 of this report. However, these values may be substantially affected by the operations of affiliated companies in whom the company has direct or indirect investments. Future interco mpany transactions may also affect the value of these investments.

Note 3.  Sale of Agencies

         At December 31, 1979, the Company owned three insurance agencies, two of the agencies were sold during the year ended September 30, 1980, and the other agency was sold during the year ended September 30, 1981.
         The equity in the two agencies sold dur ing 1980 was $47,896 at the date of sale. The sale price was $163,000 resulting in a gain to the Company of $115,104 (See Note 4A), the equity in the agency sold during 1981 was $146,542 at the date of sale. The sale price was $226,936 resulting in a gain to the Company of $80,394. (See Note 4A)